Mail Stop 03-06


May 24, 2005



Via U.S. Mail and Facsimile (972-292-0730)

Douglas Cowan
Chief Financial Officer
Retractable Technologies, Inc.
511 Lobo Lane
Little Elm, Texas  75068


	Re:	Retractable Technologies, Inc.
		Form 10-KSB for year ended December 31, 2004
		Filed March 31, 2005
		File No. 001-16465

Dear Mr. Cowan:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-KSB for the year ended December 31, 2004

Item 7 - Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition - Page F- 9

1. Tell us supplementally and revise your revenue recognition policies in future filings to describe any customer acceptance privileges and rights of return you provide your customers and distributors as well as any other post shipment obligations you undertake. Explain how these arrangements impact recognition of revenue.
2. Tell us supplementally and revise future filings to describe the contractual pricing allowances you provide to distributors and explain how you account for them.
3. Describe to us the material terms of the discount reimbursement program established as part of the settlement agreements. Revise future filings to describe how you account for that arrangement. We note the disclosure on page F-22.

Note 12.  Litigation Settlements - Page F-22

4. We note the material amount of attorney fees, court costs and legal expenses netted against the settlement amounts upon receipt and the statement of page 14 indicating that a liability for attorney fees is not incurred until proceeds are collected. Please supplementally explain to us your arrangement with the attorneys relating to legal costs on this litigation. Explain how the accounting is consistent with paragraph 8 of SFAS 5.



* * * * * * * *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or me at (202) 551-3671 if you have questions regarding these comments.


					Sincerely,



					Martin F. James
					Senior Assistant Chief Accountant

Mr. Douglas Cowan
Chief Financial Officer
May 24, 2005
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